Room 4561

May 11, 2009

Steven Y. Moskowitz
CEO, President, Director & Principal Accounting Officer
Vanity Events Holding, Inc.
44 West 33rd Street, Suite 600
New York, NY 10001

      Re: Vanity Events Holdings, Inc.
              Form 10-K & Forms 10-K/A for the Fiscal Year Ended
              December 31, 2008
              Filed on March 31, 2009, April 14, 2008 & May 8, 2009, respectively
              File No. 000-52524

Dear Mr. Moskowitz:

We have completed our review of your Form 10-K and related filings and have no further comments at this time on the specific issues raised.

Sincerely,

Kathleen Collins
Accounting Branch Chief

cc: <u>Via Facsimile (212) 930-9725</u>
       Jonathan R. Shechter, Esq.
       Sichenzia Ross Friedman Ference LLP
       Telephone: (212) 930-9700